Mail Stop 4561

December 18, 2007

Dave Côté
President and Chief Executive Officer
Packeteer, Inc.
10201 North De Anza Blvd.
Cupertino, CA 95014
(408) 873-4400

> **Re: Packeteer, Inc. (File No. 000-26785)**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**

Dear Mr. Côté,

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief